                      SECURITIES AND EXCHANGE COMMISSION
                                 Washington,  D.C.  20549

                                 FORM 11-K


(Mark one)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

For the fiscal year ended December 31, 1999

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                         Commission file number 1-7562


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    GapShare

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 The Gap, Inc.
                              One Harrison Street
                           San Francisco, CA  94105

                             REQUIRED INFORMATION

          1. Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998 and Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 1999 and 1998 and supplemental schedules are contained in Exhibit 1 to this Annual Report.

          2. Consent of Deloitte & Touche LLP, Independent Auditors, is contained in Exhibit 2 to this Annual Report.

                The Exhibit Index is located on Page 3 hereof.
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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    GapShare


                                    /s/ Marka Hansen
Date: June 23, 2000                 _________________________
                                    Marka Hansen
                                    Senior Vice President - Human Resources
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                                 Exhibit Index


                                                                                Sequentially
                                                                                Number Page
     1.   Audited Statements of Net Assets Available for Plan Benefits as of         4
          December 31, 1999 and 1998 and Statements of Changes in Net
          Assets Available for Plan Benefits for the years ended December
          1999 and 1998 and supplemental schedules

     2.   Consent of Deloitte & Touche LLP, Independent Auditors                    13